UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2011

Commission File Number: 001-32945

WNS (Holdings) Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Jersey, Channel Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex Pirojshanagar, Vikhroli (W) Mumbai 400 079, India +91-22-6797-6100
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

WNS (Holdings) Limited is incorporating by reference the information set forth in this report on Form 6-K into its registration statements on Form S-8 (File
No. 333-136168), Form S-8 (File No. 333-157356), Form S-8 (File No. 333-176849)
and Form F-3 (File No. 333-177250).

Other Events

On November 2, 2011, WNS (Holdings) Limited announced that it has on November 1,
2011 entered into an agreement with Paxys, Inc., its joint venture partner in
WNS Philippines Inc., to acquire the latter’s 35% stake in the joint venture and terminate the joint venture. Following the acquisition of Paxys' stake, WNS
Philippines Inc. has become a 100% wholly-owned indirect subsidiary of WNS.

A copy of the press release dated November 2, 2011 is attached hereto as Exhibit
99.1.

Exhibit

99.1 Press Release of WNS (Holdings) Limited dated November 2, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: November 2, 2011	By:	/s/ Alok Misra
	Name:	Alok Misra
	Title:	Group Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated November 2, 2011